UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Boulder Brands, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

101405108
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,276,222
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,276,222
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,281,161
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,281,161
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,306,248
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,306,248
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,276,222
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,276,222
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,276,222
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,276,222
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,281,161
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,281,161
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital II Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,281,161
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,281,161
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,863,631
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,863,631
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,863,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,863,631
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,863,631
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,863,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 101405108

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,863,631
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,863,631
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,863,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 101405108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Boulder Brands, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1600 Pearl Street, Suite 300, Boulder, Colorado 80302.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital Co-Invest I L.P., a Delaware limited partnership (“Engaged Capital Co-Invest I”), with respect to the Shares directly and beneficially owned by it;

(iv)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(vi)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vii)	Engaged Capital II Offshore Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore II”), as a feeder fund of Engaged Capital Master II;

(viii)
Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Co-Invest I;

(ix)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(x)	Glenn W. Welling, as the founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

CUSIP NO. 101405108

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital Co-Invest I, Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of each of Engaged Capital Offshore and Engaged Capital Offshore II and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Co-Invest I is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Each of Engaged Capital II and Engaged Capital Offshore II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Co-Invest I, Engaged Capital I, Engaged Capital Offshore, Engaged Capital II and Engaged Capital Offshore II. Engaged Capital is also the general partner of each of Engaged Capital Co-Invest I, Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of each of Engaged Capital Offshore and Engaged Capital Offshore II.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II are organized under the laws of the Cayman Islands.  Engaged Capital Co-Invest I, Engaged Capital I, Engaged Capital II, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Co-Invest I were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,276,222 Shares beneficially owned by Engaged Capital Master I is approximately $9,183,250, including brokerage commissions. The aggregate purchase price of the 2,281,161 Shares beneficially owned by Engaged Capital Master II is approximately $16,397,237, including brokerage commissions.  The aggregate purchase price of the 2,306,248 Shares beneficially owned by Engaged Capital Co-Invest I is approximately $15,976,944, including brokerage commissions.

CUSIP NO. 101405108

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons have engaged, and may continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding means to enhance stockholder value.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 61,280,116 Shares outstanding as of May 5, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015.

As of the close of business on the date hereof, Engaged Capital Master I beneficially owned 1,276,222 Shares, constituting approximately 2.1% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 1,276,222 Shares owned by Engaged Capital Master I, constituting approximately 2.1% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Master II beneficially owned 2,281,161 Shares, constituting approximately 3.7% of the Shares outstanding.  Each of Engaged Capital II and Engaged Capital Offshore II, as feeder funds of Engaged Capital Master II, may be deemed to beneficially own the 2,281,161 Shares owned by Engaged Capital Master II, constituting approximately 3.7% of the Shares outstanding.

CUSIP NO. 101405108

As of the close of business on the date hereof, Engaged Capital Co-Invest I beneficially owned 2,306,248 Shares, constituting approximately 3.8% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Co-Invest I, may be deemed to beneficially own the 5,863,631 Shares owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Co-Invest I, constituting approximately 9.6% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 5,863,631 Shares owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Co-Invest I, constituting approximately 9.6% of the Shares outstanding.  Mr. Welling, as the founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 5,863,631 Shares owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Co-Invest I, constituting approximately 9.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital Offshore II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

By virtue of their respective positions with Engaged Capital Co-Invest I, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest I.

 (c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 29, 2015 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 101405108

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital Co-Invest I L.P., Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital II Offshore Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling, dated July 29, 2015.

CUSIP NO. 101405108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2015

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest I L.P.

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

CUSIP NO. 101405108

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 101405108

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd. and Engaged Capital II Offshore Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*

Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

____________________
*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 101405108

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

Purchase of Common Stock	72,094	7.0131	06/10/2015
Purchase of Common Stock	79,700	6.9964	06/10/2015
Purchase of Common Stock	18,127	6.7424	06/11/2015
Purchase of Common Stock	14,428	6.8100	06/11/2015
Purchase of Common Stock	66,050	6.8034	06/11/2015
Purchase of Common Stock	36,400	6.7493	06/11/2015
Purchase of Common Stock	76,132	6.7390	06/11/2015
Purchase of Common Stock	18,200	6.7919	06/11/2015
Purchase of Common Stock	62,054	6.7262	06/11/2015
Purchase of Common Stock	907	6.8516	06/12/2015
Purchase of Common Stock	115,476	6.9609	06/12/2015
Purchase of Common Stock	10,879	6.8823	06/12/2015
Purchase of Common Stock	4,414	6.8932	06/12/2015
Purchase of Common Stock	29,679	6.7931	06/12/2015
Purchase of Common Stock	130,525	6.8203	06/15/2015
Purchase of Common Stock	14,513	6.9386	06/16/2015
Purchase of Common Stock	18,033	6.8861	06/16/2015
Purchase of Common Stock	17,474	6.8514	06/16/2015
Purchase of Common Stock	29,027	6.9738	06/16/2015
Purchase of Common Stock	907	6.9676	06/17/2015
Purchase of Common Stock	30,533	6.9387	06/17/2015
Purchase of Common Stock	14,505	6.8943	06/17/2015
Purchase of Common Stock	14,505	6.9023	06/17/2015
Purchase of Common Stock	13,249	6.9074	06/17/2015
Purchase of Common Stock	3,000	7.0054	06/18/2015
Purchase of Common Stock	6,200	6.9632	06/25/2015
Purchase of Common Stock	15,267	6.9942	06/25/2015
Purchase of Common Stock	29,424	6.9745	06/25/2015
Purchase of Common Stock	414	6.9991	06/26/2015
Purchase of Common Stock	1,958	6.9570	06/29/2015
Purchase of Common Stock	33,031	6.7750	07/27/2015
Purchase of Common Stock	25,423	6.9539	07/27/2015
Purchase of Common Stock	7,069	6.8677	07/27/2015
Purchase of Common Stock	59,107	6.7130	07/27/2015
Purchase of Common Stock	23,122	6.8650	07/27/2015
Purchase of Common Stock	31,812	7.0350	07/28/2015

ENGAGED CAPITAL MASTER FEEDER II, LP

Purchase of Common Stock	127,906	7.0131	06/10/2015
Purchase of Common Stock	140,300	6.9964	06/10/2015
Purchase of Common Stock	133,868	6.7390	06/11/2015
Purchase of Common Stock	63,600	6.7493	06/11/2015

CUSIP NO. 101405108

Purchase of Common Stock	31,873	6.7424	06/11/2015
Purchase of Common Stock	25,572	6.8100	06/11/2015
Purchase of Common Stock	31,800	6.7919	06/11/2015
Purchase of Common Stock	116,200	6.8034	06/11/2015
Purchase of Common Stock	109,113	6.7262	06/11/2015
Purchase of Common Stock	202,100	6.9609	06/12/2015
Purchase of Common Stock	19,121	6.8823	06/12/2015
Purchase of Common Stock	1,593	6.8516	06/12/2015
Purchase of Common Stock	7,100	6.8932	06/12/2015
Purchase of Common Stock	52,162	6.7931	06/12/2015
Purchase of Common Stock	229,475	6.8203	06/15/2015
Purchase of Common Stock	25,487	6.9386	06/16/2015
Purchase of Common Stock	31,667	6.8861	06/16/2015
Purchase of Common Stock	29,000	6.8514	06/16/2015
Purchase of Common Stock	50,973	6.9738	06/16/2015
Purchase of Common Stock	23,286	6.9074	06/17/2015
Purchase of Common Stock	53,667	6.9387	06/17/2015
Purchase of Common Stock	25,495	6.8943	06/17/2015
Purchase of Common Stock	1,593	6.9676	06/17/2015
Purchase of Common Stock	25,495	6.9023	06/17/2015
Purchase of Common Stock	5,000	7.0054	06/18/2015
Purchase of Common Stock	1,951	6.9683	06/23/2015
Purchase of Common Stock	51,718	6.9745	06/25/2015
Purchase of Common Stock	26,833	6.9942	06/25/2015
Purchase of Common Stock	9,200	6.9632	06/25/2015
Purchase of Common Stock	727	6.9991	06/26/2015
Purchase of Common Stock	3,442	6.9570	06/29/2015
Purchase of Common Stock	38,000	6.9382	07/13/2015
Purchase of Common Stock	59,094	6.7750	07/27/2015
Purchase of Common Stock	105,746	6.7130	07/27/2015
Purchase of Common Stock	12,646	6.8677	07/27/2015
Purchase of Common Stock	41,366	6.8650	07/27/2015
Purchase of Common Stock	45,484	6.9539	07/27/2015
Purchase of Common Stock	56,100	7.0350	07/28/2015

ENGAGED CAPITAL CO-INVEST I L.P.

Purchase of Common Stock	17,200	6.8337	07/20/2015
Purchase of Common Stock	3,400	6.8667	07/20/2015
Purchase of Common Stock	56,967	6.8511	07/20/2015
Purchase of Common Stock	64,000	6.9330	07/20/2015
Purchase of Common Stock	23,380	6.8964	07/20/2015
Purchase of Common Stock	7,599	6.8322	07/20/2015
Purchase of Common Stock	165,300	6.8362	07/20/2015
Purchase of Common Stock	24,000	6.8630	07/21/2015
Purchase of Common Stock	23,000	6.8613	07/21/2015
Purchase of Common Stock	33,764	6.9051	07/21/2015
Purchase of Common Stock	162,610	6.9016	07/21/2015
Purchase of Common Stock	27,850	6.8077	07/21/2015
Purchase of Common Stock	35,611	6.8599	07/21/2015
Purchase of Common Stock	130,078	6.8876	07/21/2015
Purchase of Common Stock	18,037	6.9133	07/22/2015
Purchase of Common Stock	166,475	6.9515	07/22/2015

CUSIP NO. 101405108

Purchase of Common Stock	79,700	6.8985	07/22/2015
Purchase of Common Stock	106,308	6.9367	07/22/2015
Purchase of Common Stock	43,900	7.0078	07/23/2015
Purchase of Common Stock	277,549	6.9056	07/23/2015
Purchase of Common Stock	50,000	6.9021	07/23/2015
Purchase of Common Stock	28,750	6.9468	07/23/2015
Purchase of Common Stock	39,000	6.9070	07/24/2015
Purchase of Common Stock	279,884	6.8444	07/24/2015
Purchase of Common Stock	7,300	6.8111	07/24/2015
Purchase of Common Stock	34,586	6.8884	07/24/2015
Purchase of Common Stock	6,061	6.9539	07/27/2015
Purchase of Common Stock	14,092	6.7130	07/27/2015
Purchase of Common Stock	7,875	6.7750	07/27/2015
Purchase of Common Stock	1,685	6.8677	07/27/2015
Purchase of Common Stock	5,512	6.8650	07/27/2015
Purchase of Common Stock	90,026	6.9053	07/28/2015
Purchase of Common Stock	3,700	6.9582	07/28/2015
Purchase of Common Stock	45,600	7.0330	07/28/2015
Purchase of Common Stock	33,000	6.8628	07/28/2015
Purchase of Common Stock	37,225	7.0350	07/28/2015
Purchase of Common Stock	9,500	7.1610	07/29/2015
Purchase of Common Stock	24,800	7.1111	07/29/2015
Purchase of Common Stock	120,924	7.2460	07/29/2015